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         [LETTERHEAD  OF NOBEL EDUCATION DYNAMICS, INC. APPEARS HERE]


THE WALL STREET GROUP, INC.   Summary:   Nobel Education Dynamics,
32 East 57th Street                      Inc. completes purchase
New York, NY 10022                       of Carefree Learning
(212)888-4848                            Centers from PA Blue
                                         Shield.

                              Company Contact:

                                         A. J. Clegg
                                         Chairman/CEO
                                         (610)891-8200


FOR IMMEDIATE RELEASE:
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     MEDIA, PENNSYLVANIA, MARCH 13, 1995 . . . NOBEL EDUCATION DYNAMICS, INC.
(NASDAQ:NEDI) announced the completion of the purchase of the Carefree Learning Centers from a subsidiary of Pennsylvania Blue Shield, according to Jack Clegg, Nobel's Chairman and CEO.

Carefree is comprised of eight operating learning centers with three in development. Carefree is operating at an annual revenue rate of approximately $5,700,000.

In 1994, Nobel Education Dynamics, Inc. had revenues of $34,371,501 and net income of $2,339,765 which was 37% over Nobel's 1993 net earnings. Earnings per share in 1994 were $0.12 (fully diluted).

The basic terms of the acquisition were $500,000 in cash and the assumption of Carefree's approximately $1.6 million of subordinated debt to Pennsylvania Blue Shield in an eight-year note with fixed interest of eight percent (8%) and skewed principal payments plus a balloon payment at the end of the eight-year period.

Mr. Clegg stated, "The acquisition of this quality operation in one of Nobel's core, geographic growth areas is a key component in Nobel's re-growth strategy. Carefree, in combination with Nobel's schools and centers in Pennsylvania, provides a preschool cluster which can begin to feed Nobel's grammar school grades under its Chesterbrook Academy private school entity."
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In addition, Nobel entered into an agreement to purchase certain real estate owned by a subsidiary of Pennsylvania Blue Shield which houses a portion of Carefree's operations. Closing of this transaction is anticipated within 60 days. Mr. Clegg stated that this real estate is being funded through a bridge loan with First Valley Bank, and Nobel anticipates spinning off the real estate as a package to real estate investors. The purpose of acquiring the real estate was to avoid any delay in the timing of the Carefree acquisition.

Nobel's stated mission is to be the leader in providing safe, quality, private education and development of children which is affordable to middle income, working families in the United States.

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